Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of New Providence Acquisition Corp. II on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, amended, of our report dated February 19, 2021, except for Warrant Instruments discussed in Notes 2 and 8 as to which the date is July 14, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of New Providence Acquisition Corp. II as of January 22, 2021 and for the period from January 1, 2021 (commencement of operations) through January 22, 2021, which report appears in the Registration Statement on Form S-1 as filed (File No. 333-253337) of New Providence Acquisition Corp. II.

/s/ Marcum llp

Marcum llp

Houston, Texas

November 4, 2021